Vampire Corporations, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vampire Corporation, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial positions as of December 31, 2024 & 2023, and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Other Matter
Vampire Corporation, Inc. was formed on January 4th, 2023, and obtained exclusive rights from Vampire Family Brands, LLC to use its trademarks. See Vampire Family Brands, LLC's financial statement review for 2022 and 2021 for additional details as those are crucial for the understanding of these financials.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 21, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	304	239
Inventory	266,985	242,113
Total Current Assets	267,289	242,352
Non-Current Assets		
ROU Asset: Building	86,836	-
Total Non-Current Assets	86,836	-
TOTAL ASSETS	354,125	242,352
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Note Payable - Related Party	12,003	57,540
Accrued Interest - Related Party	6,639	3,606
Operating Lease - Short Term Portion	31,351	-
Total Current Liabilities	49,993	61,146
Long-term Liabilities		
Note Payable - Related Party	45,051	63,693
Convertible Notes	197,653	124,703
Accrued Interest from Convertible Notes	11,293	2,332
Operating Lease - Long Term Portion	55,485	-
Total Long-Term Liabilities	309,482	190,728
TOTAL LIABILITIES	359,475	251,874
Commitments and Contingencies (Note 4)		
EQUITY		
Common Stock	1,000	1,000
Accumulated Deficit	(6,350)	(10,522)
Total Equity	(5,350)	(9,522)
TOTAL LIABILITIES AND EQUITY	354,125	242,352

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/4/2023 (Inception)	-	-	-	-	-
Issuance of Common Stock	8,112,336	1,000	-	-	1,000
Net Income (Loss)	-	-	-	(10,521)	(10,521)
Ending Balance 12/31/2023	8,112,336	1,000	-	(10,521)	(9,521)
Net Income (Loss)	-	-	-	4,171	4,171
Ending Balance 12/31/2024	8,112,336	1,000	-	(6,350)	(5,350)

Statement of Operations

	Year Ended December 31,	
	2024	2023
Revenue	1,351,172	825,962
Cost of Revenue	986,830	647,504
Gross Profit	364,342	178,458
Operating Expenses		
Advertising and Marketing	161,382	80,722
General and Administrative	186,795	102,319
Total Operating Expenses	348,177	183,041
Operating Income (loss)	16,165	(4,583)
Other Expense		
Interest Expense	11,994	5,938
Total Other Expense	11,994	5,938
Earnings Before Income Taxes	4,171	(10,521)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	4,171	(10,521)

Statement of Cash Flows

	Year Ended December 31,	
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	4,171	(10,521)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	(24,871)	(242,114)
Accrued Interest - Related Party	3,033	3,606
Accrued Interest from Convertible Notes	8,961	2,332
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(12,877)	(236,176)
Net Cash provided by (used in) Operating Activities	(8,706)	(246,697)
FINANCING ACTIVITIES		
Proceeds from/(Repayment of) Notes Payables - Related Parties	(64,179)	121,233
Proceeds from Convertible Notes	72,950	124,703
Contributions/(Distributions)	-	1,000
Net Cash provided by (used in) Financing Activities	8,771	246,936
Cash at the beginning of period	239	-
Net Cash increase (decrease) for period	65	239
Cash at end of period	304	239

Vampire Corporation, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Vampire Corporation ("The Company") was formed on January 4th, 2023, as an offshoot from Vampire Family Brands, LLC ("VFB"). The Company has acquired the exclusive rights to use the VAMPIRE and related trademarks, such as DRACULA, TRUEBLOOD, and FANGRIA, from VFB which owns various trademark registrations for these marks for wines and spirits, coffee, chocolate, tacos, burgers, glassware, restaurant and bar services, etc., giving the Company three future recurring revenues streams.

Those three revenue streams include (i) wholesale sales of Vampire wine and other wines to a network of distributors and retailers in 44 states; (ii) direct to consumer sales from vampire.com including sales of VAMPIRE wine, DRACULA wine, TRUEBLOOD wine, FANGRIA, VAMPIRE coffee, VAMPIRE chocolate and related goods; and (iii) wholesales sales of distilled spirits, including VAMPYRE vodka, and the soon to be launched range of ready-to-drink ("RTD") cocktails including the forthcoming Vampire Spirits Absinthe RTD cocktail in a can.

VFB will continue to handle all government regulatory compliance issues regarding alcohol and act as back-office administrator for the Company which will pay VFB an administrative fee of 5% to cover the compliance costs, licensing fees, storage, and other warehousing fees. VFB will also receive a 5% royalty in exchange for the exclusive license.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has acquired the exclusive rights to use the VAMPIRE and related trademarks, such as DRACULA, TRUEBLOOD, and FANGRIA, from the Vampire Family Brands, LLC, ("VFB") which owns various trademark registrations for these marks for wines and spirits, coffee, chocolate, tacos, burgers, glassware, restaurant and bar services, etc. In exchange for the rights to use trademarks and vampire.com, the Company has agreed to pay VFB a 5% licensing fee of gross receipts.

VFB will act like other compliance companies in the industry and will hold all required licenses, be responsible for all regulatory reporting, and hold the inventory, and pay for the warehousing and storage costs for a fee of 5% of the gross receipts from the Company. Said fee includes warehousing and storage fees which could otherwise become very costly.

VFB has agreed to transfer the equitable rights to approximately $300,000 worth of opening inventory which the Company has agreed to repay over 5 years with 5% interest. The closing date of the inventory transfer is the date of filing of the first Form C filing with the SEC at which time the inventory count will be updated to reflect the updated costs, which may increase or decrease depending on the length of the time before the Form C is filed and ongoing sales and ongoing purchases of inventory by VFB. Vampire Family Brands, LLC has an ongoing line of credit with Mission Valley Bank which it uses for the benefit of Vampire Corporation. The Company owed Vampire Family Brands $57,054 and $121,233 as of December 31st, 2024 and 2023, respectively. The Company accrued interest of $6,639 and $3,606 as of December 31st, 2024 and 2023, respectively.

VFB has agreed to share its office space with the Company. This lease was amended in 2024 to continue until July 31st, 2027. See Note 4 – Commitments, Contingencies, Compliance with Laws and Regulations for details of lease requiring capitalization under ASC 842.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

<u>Leases</u>

The Company accounts for the lease below in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception.

Operating Lease

In 2024, VFB entered into another lease agreement for a 20,680 square foot multi-tenant industrial building including a 1,854 square foot unit. This lease was entered into on May 29th, 2024, and contains a 3-year term with monthly rent of $2,874. Below are the weighted average interest rates and future minimum lease payments:

FASB ASC 842 Footnote

Lease expense	Year Ended 31-Dec-24
Operating lease expense	11,496
Variable lease expense	-
Total	11,496

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	
Operating cash flows from operating leases	11,496
ROU assets obtained in exchange for new operating lease liabilities	96,977
Weighted-average remaining lease term in years for operating leases	2.66
Weighted-average discount rate for operating leases	4.50%

Maturity Analysis	Operating
2025-12	34,488
2026-12	34,488
2027-12	22,992
2027-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	91,968
Less: present value discount	(5,132)
Total lease liabilities	86,836

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loan.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2026. The notes are convertible into shares of the Company's preferred stock issued in a Qualified Financing at a 10% discount to the price paid by new investors, or at a price based on an $8 million valuation cap, whichever is lower. In certain cases, the Company may convert the notes into a new series of preferred stock with similar rights. The Company had accrued interest of $11,293 and $2,332 related to these notes as of December 31st, 2024 and 2023, respectively.

**Debt Principal Maturities 5
Years Subsequent to 2024**

Year	Amount
2025	18,642
2026	216,295
2027	18,642
2028	7,767
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company has a single class of 20 million common shares authorized without any designated par value, of which 8,112,336 common shares are issued and outstanding.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 21, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – CONCENTRATRION OF REVENUE AND OTHER RISKS

The Company's predecessor company, Vampire Family Brands, LLC had three customers that together accounted for 25% of its revenues. The Company is expected to have this same concentration percentage of revenue for at least the next twelve months.

Tariffs and Supply Chain Impact

In April 2025, the U.S. government implemented new tariffs on imports from Europe, Mexico, and China. These tariffs are expected to affect the Company's cost structure and supply chain operations.

Specifically, the tariffs will impact the acquisition costs of certain promotional materials, such as wine capes and cardboard coffins, as well as supplies of Sangria, Prosecco, and Tequila. Additionally, the Company's primary wine supplier sources glass bottles from China, and the imposed tariffs are anticipated to result in a modest price increase for these materials. The Company plans to pass these incremental costs on to customers through adjusted pricing strategies.

The Company is actively monitoring the evolving trade policies and assessing their potential impact on operations. Management is exploring alternative sourcing options and supply chain adjustments to mitigate the effects of these tariffs. However, the full extent of the financial impact remains uncertain and will depend on future developments in trade relations and tariff regulations.